GILGAL GENERAL, INC.

Financial Statements For The Year Ended December 31, 2021

TOGETHER WITH INDEPENDENT ACCOUNTANT REVIEW REPORT

TABLE OF CONTENTS

Description	Page

GILGAL GENERAL, INC.
PROFIT & LOSS STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2021

	2021	2020*
Revenue		
Sales	$ -	$ -
Total Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expense		
Computer & Technology Expense	18,518	1,698
Marketing & Advertising Expense	15,463	-
Charitable Donations	3,074	-
Server Expense	2,216	662
General & Administrative Expenses	574	1,133
Total Operating Expenses	39,845	3,493
Net Income (Loss) From Operations	(39,845)	(3,493)
Other Income (Expense)		
Broker Fees	(9,828)	
Total Other Income (Expense)	(9,828)	-
Net Income (Loss) Before Provision for Income Tax	(49,673)	(3,493)
Provision for Income Taxes	-	-
Net Income (Loss)	$(49,673)	$ (3,493)

* for comparative purposes only

GILGAL GENERAL, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2021

	12/31/21	12/31/20*
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 51,301	$ 1,432
TOTAL CURRENT ASSETS	51,301	1,432
NON-CURRENT ASSETS		
Capitalized Software/Trading Application Development	178,932	156,771
TOTAL NON-CURRENT ASSETS	178,932	156,771
TOTAL ASSETS	230,233	158,203
LIABILITIES AND OWNER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	156,771	156,771
TOTAL CURRENT LIABILITIES	156,771	156,771
NON-CURRENT LIABILITIES		
Future Equity Obligation (SAFE)	119,000	-
TOTAL NON-CURRENT LIABILITIES	119,000	-
TOTAL LIABILITIES	275,771	156,771
OWNER'S EQUITY		
Common Stock (5,000,000 issued @ $0.00001 par)	50	50
Common Stock - APIC	8,321	5,619
Retained Earnings (Deficit)	(4,237)	(744)
Net Income (Loss)	(49,672)	(3,493)
TOTAL SHAREHOLDERS' EQUITY	(45,538)	1,432
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$230,233	$ 158,203

* for comparative purposes only

GILGAL GENERAL, INC.
STATEMENT OF CASHFLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

	2021	*2020**
OPERATING ACTIVITIES		
Net Income (Loss)	$ (49,673)	$ (3,493)
Non-Cash Adjustments		
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(49,673)	(3,493)
INVESTING ACTIVITIES		
Capitalized Software/Trading Application Development	(22,161)	-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(22,161)	-
FINANCING ACTIVITIES		
Future Equity Obligation (SAFE)	119,000	-
Owner's Contribution (net)	2,702	*4,925*
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	121,702	4,925
NET INCREASE (DECREASE) IN CASH	49,869	*1,432*
CASH AT BEGINNING OF PERIOD	1,432	-
CASH AT END OF PERIOD	$ 51,301	$ *1,432*

* for comparative purposes only

GILGAL GENERAL, INC.
STATEMENT OF SHAREHOLDERS' EQUITY
AS OF DECEMBER 31, 2021

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2019*	$ -	$ -	$ -
Net Income (Loss) for the period ending December 31, 2020*	-	(3,493)	(3,493)
Equity Contributions (Distributions)*	-	4,925	4,925
Balance, December 31, 2020*	$ -	$ 1,432	$ 1,432
Balance, December 31, 2020	$ 1,432	$ -	$ 1,432
Net Income (Loss) for the period ending December 31, 2021	-	(49,672)	(49,672)
Equity Contributions (Distributions)	-	2,702	2,702
Balance, December 31, 2021	$ 1,432	$ (46,970)	$ (45,538)

* for comparative purposes only

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

Gilgal General, Inc. (the "Company") is developing an electronic exchange trading platform for global annuities on its GAPEX platform. The Company is also working on developing clearing and settlement services for exchange-traded annuities and "other" over-the-counter annuities through its clearinghouse - Gilgal General Clearing. The Company's products and services will assist insurers and re-insurers around the world to effectively manage risk and achieve growth.

The Company will provide clearing, settlement, risk management, central counterparty services, and a guarantee of completion for certain transactions for virtually all insurer-to-insurer trades involving exchange traded annuities through its trade execution platform - GAPEX. Gilgal General Clearing is developing trade applications that will net all exchange traded annuity contract trades and payments among its insurer and re-insurer participants, reducing the value of contracts and payments that need to be exchanged. The clearing platform will clear and settle all its exchange traded annuities on the platform within a "T+2" basis. The technology infrastructure will also provide real-time trade matching (RTTM), clearing, risk management, and netting for all exchange traded annuities in the U.S. market.

With a range of pre- and post-trade products and services under development which will underpin the entire lifecycle of exchange traded annuities, The Company is working on application developments for trade optimization and reconciliation services and trade processing services.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). As a result, the Company records revenue when earned and expenses when incurred. The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced significant revenues and also has unknown impacts from the ongoing COVID-19 pandemic.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and Cash Equivalents

Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Capitalized Software/Trading Application Development

The Company accounts for costs incurred to develop Software/Applications for internal use in accordance with FASB ASC 350-40 "Internal-Use Software". As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life. As of December 31, 2021, assessment of recoverability of development costs has resulted in no impairment related write-off/expense.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include a Simple Agreement for Future Equity ("SAFE"). The SAFE is considered a level 3 liability as there are no observable direct or indirect inputs. Based on management's estimates as of December 31, 2021, the fair value of this

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

<u>Fair Value of Financial Instruments (cont.)</u>

instrument is considered to be the carrying value. Management's estimates are based on the short duration of the outstanding SAFE and the fact that market circumstances have not changed materially since the instrument was originated. Accordingly, there has been no change in valuation during the period presented. The SAFE has been classified as a long-term liability. (See Simple Agreement for Future Equity note below). The Company has accounted for its SAFE investment as liability derivative under the FASB's ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFE occurs, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.

<u>Income Taxes</u>

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

<u>Revenue Recognition</u>

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

General & Administrative Expenses

Balance primarily consists of professional consulting fees, legal/compliance & filing fees, accounting fees, and other misc. office expenses.

Simple Agreement for Future Equity ("SAFE")

As of December 31, 2021, the Company has raised $119,000 via the issuance of a SAFE instrument. Under the SAFE, the funds contributed by the investor will convert to shares of preferred stock in a priced preferred stock financing round, at a conversion price per share equal to either:

a. the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization; or
b. the price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate, whichever calculation results in a greater number of shares of SAFE Preferred Stock.

While the SAFE remains outstanding, the SAFE holder will have the option of receiving their cash investment amount returned or receiving the number of shares of Common Stock purchased with his or her SAFE investment amount at the same price at which other shares of Common Stock are sold in a change of control.

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If the Company dissolves or ceases operations, the SAFE holder, will have a preferential right to receive cash, up to the amount of their original investment, to the extent such funds are available to be paid, unless the SAFE holder notifies the Company that they elect to receive shares of Common Stock purchased with their SAFE investment amount. Cash payments to the SAFE investor in this situation would hold a preferential position to payments to holders of Common Stock.

Commitments and Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2021, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE C – EQUITY

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), $0.00001 par value per share. As of December 31, 2021, 5,000,000 shares have been issued and are outstanding.

NOTE D – CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

NOTE E – SUBSEQUENT EVENTS

Simple Agreement for Future Equity ("SAFE")

In February 2022, the Company raised an additional $20,000 under the same SAFE instrument detailed above.

Management Evaluation

Management has evaluated subsequent events through May 12, 2022, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.